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SEC [barcode] [MISSION

06007540

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66600

SEC MAIL PROCESSING RECEIVED MAR 23 2006 WASH, DC SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPARX SECURITIES, USA, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 MADISON AVENUE, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIK C. KLEINBECK **(212) 452-5000**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Mikiro Shimizu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARX SECURITIES, USA, LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Managing Director
Title

Notary Public

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARX Securities, USA, LLC

Report on Statement Of
Financial Condition

As Of December 31, 2005

SPARX Securities, USA, LLC

INDEX

	Page
Independent Auditor's Report	1
Statement Of Financial Condition	2
Notes To Financial Statement	3-4

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member of SPARX Securities, USA, LLC:

We have audited the accompanying statement of financial condition of SPARX Securities, USA, LLC (the "Company"), as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SPARX Securities, USA, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 1, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SPARX Securities, USA, LLC
Statement Of Financial Condition
December 31, 2005

ASSETS

Cash	$	300,329
Due from Member		63,037
Prepaid expenses and other assets		36,612
TOTAL ASSETS	$	399,978

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,411
Member's equity		393,567
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	399,978

The accompanying notes are an integral part of this financial statement.

SPARX Securities, USA, LLC
Notes To Financial Statement
December 31, 2005

NOTE 1 - ORGANIZATION

SPARX Securities, USA, LLC (the "Company") is an NASD Member broker-dealer. The Company is a single member Limited Liability Company. SPARX Investment & Research, USA, Inc. ("SIR"), an SEC-registered investment advisor, is the sole managing member. SIR is a wholly owned subsidiary of SPARX Asset Management Co., Ltd. ("SAM"). SAM is a Japanese asset management company that is publicly listed on Japan Association of Securities Dealers Automated Quotations System ("JASDAQ"). The Company sponsors and offers proprietary funds so sponsored by it or affiliated companies. The proprietary funds include three private investment funds and the SPARX Japan Fund, a registered investment company under the Investment Company Act of 1940. These funds will be offered through the Company solely to institutional and high net worth investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company has its cash and cash equivalents held at one financial institution exceeding the amount of $100,000 insured by the FDIC.

Client Service Fees
Fee income is recognized in the period such services are provided.

Income Taxes
The Company records its allocated portion of the corporation income tax liability of SIR and its affiliates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments
The financial assets and liabilities of the Company are reported in the balance sheet at fair values.

NOTE 3 - TRANSACTIONS WITH AFFILIATES

As more fully described in Note 1, the Company is a component of a larger business enterprise. All revenues are received from SIR.

Pursuant to a selling agreement, the Company is retained by SIR to solicit prospective investors for any collective investment vehicle managed by SIR. SIR has agreed to share a portion of its fees with the Company.

In accordance with an expense sharing agreement, the Company incurs costs and expenses for administrative services provided by SIR.

NOTE 4 - EMPLOYEE BENEFIT PLANS

The payroll and employee benefit administrative services for the employees or associated persons of the Company are provided by SIR and such costs are allocated in accordance with an expense sharing agreement between the Company and SIR.

NOTE 5 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 8 times net capital for the first year and 15 times net capital thereafter. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company's net capital was approximately $293,000, and the required net capital was $5,000. Also at December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was approximately 2%.